EXHIBIT 21.01

SUBSIDIARIES OF REGISTRANT
COLONIAL COMMERCIAL CORP. AND SUBSIDIARIES
FED. I.D. 11-2037182

Name of Subsidiary	State of Incorporation	I.D. Number

Universal Supply Group, Inc.	New York	11-3391045

RAL Supply Group, Inc.	New York	20-0207168

American/Universal Supply Inc.	New York	16-1661494